UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  November 18, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                                     Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: November 18, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: November 18, 2011
11-53-TR

Teck Recommends that Shareholders Reject “Mini-Tender Offer”
by TRC Capital

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) has been notified of an unsolicited “mini-tender” offer by TRC Capital Corporation (“TRC”) to purchase up to 3.0 million Class B subordinate voting shares of Teck, representing approximately 0.5 percent of Teck’s outstanding Class B subordinate voting shares.

The offer price of $35.90 represented a 4.85% discount to the closing price of Teck’s Class B subordinate voting shares on the Toronto Stock Exchange on November 9, 2011, the day prior to the date of the offer.

Teck recommends that shareholders NOT tender their Class B subordinate voting shares in response to TRC's mini-tender offer. TRC’s mini-tender offer is subject to many conditions, including a financing condition and a condition that there shall not have occurred since November 9, 2011 a decrease in the price of Teck’s Class B subordinate voting shares, the Dow Jones Industrial Average, the S&P 500 Average or a number of other stock indices.  Teck does not endorse TRC's unsolicited mini-tender offer and is not associated with TRC, the mini-tender offer or the offer documentation. TRC has made many similar unsolicited mini-tender offers for shares of other companies. Mini-tender offers are designed to seek less than 5% of a company's outstanding shares, thereby avoiding many disclosure and procedural requirements applicable to most bids under Canadian securities legislation.

Shareholders who are considering tendering their shares to TRC's mini-tender offer are strongly urged to exercise caution with respect to TRC's offer, obtain current market quotations for their Teck Class B subordinate voting shares, consult with their financial advisors and carefully examine TRC's mini-tender offer.

The Canadian Securities Administrators ("CSA") have expressed serious concerns about mini-tender offers such as the possibility that investors might tender to a mini-tender offer based upon a misunderstanding of the terms of the offer, including the per security price available under the offer relative to the market price of such securities.  Comments from the CSA on mini-tenders can be found at: http://www.bcsc.bc.ca/policy.aspx?id=456.  The U.S. Securities and Exchange Commission has published investor tips regarding mini-tender offers on its website at: www.sec.gov/investor/pubs/minitend.htm.

According to TRC's current offer documents, Teck shareholders who have already tendered their shares may withdraw their shares at any time before 12:01 a.m. (Toronto time) on December 9, 2011, by following the procedures described in the offer documents.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Marcia Smith
Vice President, Corporate Affairs
Teck Resources Limited
Tel.604.699.4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
Teck Resources Limited
Tel.604.699.4014
greg.waller@teck.com